Exhibit 99.2

JD.com Announces Management Changes

Beijing, China—May 11, 2023—JD.com, Inc. (“JD.com” or the “Company”) (NASDAQ: JD and HKEX: 9618), a leading supply chain-based technology and service provider, is pleased to announce today that Ms. Sandy Ran Xu, the current chief financial officer of JD.com, has been appointed as the chief executive officer and an executive director of the Company to succeed Mr. Lei Xu. Mr. Lei Xu will retire from his positions as the chief executive officer and executive director of the Company due to personal reasons. Mr. Ian Su Shan, the current chief financial officer of JD Logistics, has been appointed as the chief financial officer of the Company.

Mr. Lei Xu will begin the process of handing the CEO role over to Sandy immediately, leaving ample time for a seamless transition before his retirement in June. Mr. Xu has been with JD.com for over a decade in various senior roles and has made significant contributions to the Company’s development. After his retirement, Mr. Xu will serve as the first chairman of the advisory council of JD.com and continue to participate in the high-quality development of the Company.

Ms. Sandy Ran Xu has served as the chief financial officer of JD.com since June 2020. Ms. Xu joined JD.com in July 2018, and oversaw group finance, accounting and tax functions in addition to serving as chief financial officer of JD Retail from July 2018 to May 2020. Prior to joining JD.com, Ms. Xu was an audit partner and spent nearly 20 years with PricewaterhouseCoopers Zhong Tian LLP, Beijing office and PricewaterhouseCoopers, San Jose office. Ms. Xu also serves as a director of JD Technology. Ms. Xu received her bachelor’s degree with a double major in information science and economics from Peking University.

Mr. Ian Su Shan has served as the chief financial officer of JD Logistics since May 2022. Mr. Shan joined JD.com in December 2021. Prior to that, Mr. Shan worked at Lavender Hill Capital Partners from October 2019 to November 2021 and served as a Managing Director from January 2021 to November 2021. He also worked in the TMT Group of the Investment Banking Division at Goldman Sachs (Asia) L.L.C. from 2015 to 2019 and served as an Executive Director from January 2017 to September 2019. Mr. Shan received his bachelor’s degree in laws from China University of Political Science and Law, and his master’s degree in laws from University of Warwick. Mr. Shan is a CFA charterholder.

“On behalf of our board, I would like to thank Lei for his outstanding contributions to JD.com. His sound judgment and leadership as the CEO have been instrumental to our development. We wish him all the best in his well-deserved retirement and look forward to his continuing contributions as the chairman of our advisory council,” said Mr. Richard Qiangdong Liu, chairman of JD.com. “We are confident that Sandy as the CEO and Ian as the CFO will provide strong leadership for JD.com going forward. Sandy has been a great CFO, and has also contributed significantly to our business functions and demonstrated profound insights about our business and strategic development. Going forward, I’ll continue to devote my time to JD’s long-term strategies, mentorship of younger management, and revitalization of rural areas, and Sandy will lead the management team and oversee our daily operations. In addition, Ian’s outstanding performance as the CFO of JD Logistics and his track record of professional success makes him the ideal person to succeed as the CFO of JD.com.”

“It has been a great privilege to work alongside such a talented and dedicated team at JD.com, and I am grateful for the trust of the board and Richard as well as for everyone’s support during the years we’ve worked together,” said Mr. Lei Xu. “I am also fortunate to have worked closely with Sandy for years. With her stellar performance, excellent professionalism and deep understanding of JD.com’s business, I am sure she will make a perfect CEO. While I have decided to retire and devote more time to my family, I am as confident as ever in JD.com’s long-term leadership as a supply chain-based technology and service provider and its mission to create value for users, business partners and the society.”

“It’s a great honor to become the CEO of JD.com, and I deeply appreciate the trust of both Richard and the board,” commented Ms. Sandy Ran Xu. “Richard and Lei have set a strong foundation for our future endeavors and will continue to provide invaluable support for JD.com’s long-term strategic development. I look forward to further driving JD.com’s sustainable high-quality growth and bringing more values to our customers, business partners and the society.”

“I am excited about serving as the CFO at the group level and look forward to working closely with the executive team to drive JD.com’s future growth,” said Mr. Ian Su Shan.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Stock Exchange of Hong Kong Limited, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Stock Exchange of Hong Kong Limited. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

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